Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES ADJUSTMENT TO
EXCHANGEABLE SHARE RATIO

Calgary, February 3, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.18417 to 1.19337. This increase will be effective on February 16th, 2006.

Harvest is one of Canada's largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

Investor & Media Contacts:

John Zahary	Bob Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray	Diane Philips
Investor Relations Advisor	Communications Advisor
Phone: (403) 265-1178

Corporate Head Office:	Toll Free: (866) 666-1178
Harvest Energy Trust	Fax: (403) 265-3490
2100, 330 - 5th Avenue S.W.	Email: information@harvestenergy.ca
Calgary, AB Canada T2P 0L4	Website: www.harvestenergy.ca